SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(b)(1)

                 Viasource Communications, Inc.
                --------------------------------
                        (Name of Issuer)


              Common Stock, no par value per share
             --------------------------------------
                 (Title of Class of Securities)


                            92553W107
                        ----------------
                         (CUSIP Number)


                        December 31, 2000
                      ---------------------
     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

-------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92553W107            13G         Page 2 of 8 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     John Clarey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                         (b)  [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

   NUMBER OF        5.   SOLE VOTING POWER
    SHARES               -0-
  BENEFICIALLY      6.   SHARED VOTING POWER
   OWNED BY              2,740,542
     EACH           7.   SOLE DISPOSITIVE POWER
  REPORTING              -0-
   PERSON           8.   SHARED DISPOSITIVE POWER
    WITH                 2,740,542

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,740,542 shares(2)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.4 percent(3)

12.  TYPE OF REPORTING PERSON*
     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------
     (2) Of the 2,740,542 shares of the Issuer's common stock, 2,191,718 shares are held by John Clarey and Christy Clarey (collectively, the "Reporting Persons"), who are husband and wife and have shared voting and dispositive power over such shares. The remaining 548,824 shares are held by Clarey Family Partnership L.P. (the "Partnership"). The Reporting Persons are the only partners of the Partnership and have shared voting and dispositive power over the shares held by the Partnership.

     (3) Based on the outstanding common stock of the Issuer of 42,517,404 shares as reported in the Issuer's report on Form 10-Q filed with the Securities and Exchange Commission on August 20, 2001, the Reporting Persons beneficially own shares which in the aggregate constitute approximately 6.4% of the Issuer's outstanding common stock.

CUSIP NO. 92553W107            13G         Page 3 of 8 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Christy Clarey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                         (b)  [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

   NUMBER OF        5.   SOLE VOTING POWER
    SHARES               -0-
  BENEFICIALLY      6.   SHARED VOTING POWER
   OWNED BY              2,740,542
     EACH           7.   SOLE DISPOSITIVE POWER
  REPORTING              -0-
   PERSON           8.   SHARED DISPOSITIVE POWER
    WITH                 2,740,542

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,740,542 shares(4)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.4 percent(5)

12.  TYPE OF REPORTING PERSON*
     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
     (4) Of the 2,740,542 shares of the Issuer's common stock, 2,191,718 shares are held by the Reporting Persons, who are husband and wife and have shared voting and dispositive power over such shares. The remaining 548,824 shares are held by the Partnership. The Reporting Persons are the only partners of the Partnership and have shared voting and dispositive power over the shares held by the Partnership.

     (5) Based on the outstanding common stock of the Issuer of 42,517,404 shares as reported in the Issuer's report on Form 10-Q filed with the Securities and Exchange Commission on August 20, 2001, the Reporting Persons beneficially own shares which in the aggregate constitute approximately 6.4% of the Issuer's outstanding common stock.

CUSIP NO. 92553W107            13G         Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

          Viasource Communications, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          2001 E. Broward Boulevard, Suite 2100
          Fort Lauderdale, FL 33301

Item 2(a).     Name of Persons Filing:

          John Clarey
          Christy Clarey

          The Reporting Persons jointly file this statement on
          Schedule 13G pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement, dated August 23, 2001, between the Reporting Persons is set forth in Exhibit 2 attached hereto and is incorporated herein by reference.

Item 2(b).     Address of Principal Business Office:

          302 Marine Avenue
          Balboa Island, CA 92662

Item 2(c).     Citizenship:

          U.S.A.

Item 2(d).     Title of Class of Securities:

          Common Stock, no par value per share


Item 2(e).     CUSIP Number:

          92553W107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          Not Applicable

   (a)   [  ] Broker or dealer registered under Section 15 of
              the Act;

   (b)   [  ] Bank as defined in Section 3(a)(6) of the Exchange
              Act;

   (c)   [  ] Insurance company as defined in Section 3(a)(19)
              of the Exchange Act;

CUSIP NO. 92553W107            13G         Page 5 of 8 Pages

   (d)   [  ] Investment company registered under
              Section 8 of the Investment Company Act;

   (e)   [  ] An investment adviser in accordance with Rule 13d-
              1(b)(1)(ii)(E);

   (f)   [  ] An employee benefit plan or endowment fund in
              accordance with Rule 13d-1(b)(1)(ii)(F);

   (g)   [  ] A parent holding company or control person in
              accordance with Rule 13d-1(b)(1)(ii)(G);

   (h)   [  ] A savings association as defined in Section
              3(b) of the Federal Deposit Insurance Act;

   (i)   [  ] A church plan that is excluded from the
              definition of an investment company under Section
              3(c)(14) of the Investment Company Act;

   (j)   [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

   (a)   Amount Beneficially Owned:

          John Clarey: 2,740,542
          Christy Clarey: 2,740,542

          The Reporting Persons, as a group, beneficially own an aggregate of 2,740,542 shares of the Issuer's common stock. See footnotes 2 and 4.

   (b)   Percent of Class:

          John Clarey: 6.4%
          Christy Clarey: 6.4%

          The Reporting Persons, as a group, beneficially own an aggregate of 2,740,542 shares of the Issuer's common stock, which represent approximately 6.4% of the class.
          See footnotes 2, 3, 4, and 5.

   (c)   Number of Shares as to which such person has:

         (i)  sole power to vote or to direct the vote:

CUSIP NO. 92553W107            13G         Page 6 of 8 Pages

               John Clarey: 0
               Christy Clarey: 0

         (ii)  shared power to vote or to direct the vote:

               John Clarey: 2,740,542
               Christy Clarey: 2,740,542

               The Reporting Persons have shared power to vote or to direct the vote of an aggregate of 2,740,542 shares of the Issuer's common stock. See footnotes 2 and 4.

         (iii) sole power to dispose or to direct the disposition of:

               John Clarey: 0
               Christy Clarey: 0

         (iv) shared power to dispose or to direct the disposition of:

               John Clarey: 2,740,542
               Christy Clarey: 2,740,542

               The Reporting Persons have shared power to dispose or to direct the disposition of an aggregate of 2,740,542 shares of the Issuer's common stock. See footnotes 2 and 4.

Item 5.   Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

      Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

      Not Applicable

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

      Not Applicable

Item 8.    Identification and Classification of Members of the
           Group.

      See Exhibit 1 attached hereto.

CUSIP NO. 92553W107            13G         Page 7 of 8 Pages

Item 9.    Notice of Dissolution of Group.

      Not Applicable

Item 10.   Certifications.

      Not Applicable

CUSIP NO. 92553W107            13G         Page 8 of 8 Pages

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   Date:  August 23, 2001



                                   By:    /s/ John Clarey
                                       ----------------------
                                          John Clarey

                                   By:   /s/ Christy Clarey
                                       ----------------------
                                          Christy Clarey

                          EXHIBIT INDEX



Exhibit No.    Description
-----------    -----------

Exhibit 1      Identification of Members of the Group

Exhibit 2 Joint Filing Agreement, dated August 23, 2001, between the Reporting Persons

                            Exhibit 1

             Identification of Members of the Group


John Clarey
Christy Clarey

                            Exhibit 2

                     Joint Filing Agreement

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on
Schedule 13G with respect to the common stock, no par value per share, of Viasource Communications, Inc. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of August 23, 2001.




                                   By:  /s/ John Clarey
                                      -----------------------
                                       John Clarey


                                   By:  /s/ Christy Clarey
                                      -----------------------
                                        Christy Clarey